UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Fisher Communications, Inc.
(Name of Issuer)

Common Stock, par value $1.25 per share
(Title of Class of Securities)

337756209
(CUSIP Number)

DAVID A. LORBER
FRONTFOUR CAPITAL GROUP LLC
68 Southfield Avenue, 2 Stamford Landing, Suite 290
Stamford, Connecticut 06902
(203) 274-9050

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 337756209

1	NAME OF REPORTING PERSON FRONTFOUR CAPITAL GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 418,788
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 418,788
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 337756209

1	NAME OF REPORTING PERSON FRONTFOUR MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 181,619
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 181,619
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 337756209

1	NAME OF REPORTING PERSON FRONTFOUR CAPITAL CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH COLUMBIA, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 31,886
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 31,886
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,886
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 337756209

1	NAME OF REPORTING PERSON FRONTFOUR OPPORTUNITY FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH COLUMBIA, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 31,886
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 31,886
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,886
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 337756209

1	NAME OF REPORTING PERSON STEPHEN LOUKAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,850
	8	SHARED VOTING POWER 450,674
	9	SOLE DISPOSITIVE POWER 1,850
	10	SHARED DISPOSITIVE POWER 450,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 337756209

1	NAME OF REPORTING PERSON DAVID A. LORBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,595
	8	SHARED VOTING POWER 450,674
	9	SOLE DISPOSITIVE POWER 2,595
	10	SHARED DISPOSITIVE POWER 450,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 337756209

1	NAME OF REPORTING PERSON ZACHARY GEORGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 450,674
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 450,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 337756209

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $1.25 per share (the “Shares”), of Fisher Communications, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 140 4th Avenue N., Suite 500, Seattle, Washington 98109.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	FrontFour Capital Group LLC, a limited liability company formed under the laws of the State of Delaware (“FrontFour Capital”);

(ii)	FrontFour Master Fund, Ltd., an exempted company formed under the laws of the Cayman Islands (“Master Fund”);

(iii)	FrontFour Capital Corp., a corporation formed under the laws of British Columbia, Canada (“FrontFour Corp.”);

(iv)	FrontFour Opportunity Fund Ltd., a mutual fund trust formed under the laws of British Columbia, Canada (the “Canadian Fund”);

(v)	Stephen Loukas (“Mr. Loukas”);

(vi)	David A. Lorber (“Mr. Lorber”); and

(vii)	Zachary George (“Mr. George”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of FrontFour Capital and Messrs. Loukas, Lorber and George is 68 Southfield Avenue, 2 Stamford Landing, Suite 290, Stamford, CT 06902. The principal business address of the Master Fund is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands. The principal business address of each of FrontFour Corp. and the Canadian Fund is 2600-1075 West Georgia Street, Vancouver, British Columbia V6E 3C9.

(c)           The principal business of each of the Master Fund and the Canadian Fund is investing in securities. The principal business of FrontFour Capital is serving as the investment manager of the Master Fund and of accounts it separately manages (the “Separately Managed Accounts”).  The principal occupation of each of Messrs. Loukas, Lorber and George is serving as a managing member and principal owner of FrontFour Capital. By virtue of these relationships, each of FrontFour Capital and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares directly owned by the Master Fund and the Separately Managed Accounts.

CUSIP NO. 337756209

The principal business of FrontFour Corp. is serving as the investment manager of the Canadian Fund.  Messrs. Loukas, Lorber and George are the principal owners and the directors of FrontFour Corp.  By virtue of these relationships, each of FrontFour Corp. and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares directly owned by the Canadian Fund.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Loukas, Lorber and George are citizens of the United States of America.  The jurisdictions of incorporation or organization of the remaining Reporting Persons are set forth in Item 2(a) above.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of the Master Fund and the Canadian Fund, and the Shares held in the Separately Managed Accounts, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The 2,595 Shares owned directly by Mr. Lorber were awarded to him in his capacity as a former director of the Issuer. The aggregate purchase price of the 1,850 Shares owned directly by Mr. Loukas is approximately $49,210, excluding brokerage commissions. Mr. Loukas purchased these Shares using personal funds. The aggregate purchase price of the 181,619 Shares owned directly by the Master Fund is approximately $3,582,133, excluding brokerage commissions.  The aggregate purchase price of the 31,886 Shares owned directly by the Canadian Fund is approximately $941,643, excluding brokerage commissions.  The aggregate purchase price of the 237,169 Shares held in the Separately Managed Accounts is approximately $7,120,901, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On March 14, 2012, Master Fund and Mr. Lorber (the “FrontFour Group”) entered into an agreement (the “FrontFour Agreement”) with the Issuer pursuant to which the Issuer agreed to recommend and solicit proxies for two candidates selected by the FrontFour Group for election to the Issuer’s Board of Directors at the 2012 Annual Meeting of Shareholders of the Issuer (the “2012 Annual Meeting”).  Upon the execution of the FrontFour Agreement, Master Fund withdrew its nomination of two director candidates for election at the 2012 Annual Meeting.  Previously, the FrontFour Group and the Issuer were engaged in an election contest that resulted in the election of two of the FrontFour Group’s director nominees to the Board of Directors of the Issuer at the 2011 Annual Meeting of Shareholders of the Issuer.

CUSIP NO. 337756209

On December 3, 2012, FrontFour Capital delivered a letter to the Issuer expressing, among other things, its concerns with the Issuer’s poor capital allocation decisions.  FrontFour Capital expressed its belief that the Issuer should make a public announcement that it will seek strategic alternatives and work towards a sale of the Issuer and stated that if the Board continues down the current path without regard to its shareholders’ interests, FrontFour Capital will push for additional change at the Board level at the next annual meeting of shareholders.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, including in connection with making recommendations or proposals to the Issuer concerning changes to the capitalization, corporate structure, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 8,876,258 Shares outstanding, as of October 31, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012.

A.	FrontFour Capital

(a)
As of the close of business on March 1, 2013, FrontFour Capital beneficially owned 418,788 Shares (consisting of 181,619 Shares owned directly by Master Fund and 237,169 Shares held directly by the Separately Managed Accounts).

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 418,788
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 418,788

(c)	The transactions in the Shares beneficially owned by FrontFour Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 337756209

B.	Master Fund

(a)	As of the close of business on March 1, 2013, Master Fund beneficially owned 181,619 Shares.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 181,619
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 181,619

(c)	The transactions in the Shares by Master Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	FrontFour Corp.

(a)	As of the close of business on March 1, 2013, FrontFour Corp. beneficially owned 31,886 Shares (consisting of 31,886 Shares owned directly by the Canadian Fund).

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 31,886
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 31,886

(c)	The transactions in the Shares beneficially owned by FrontFour Corp. during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Canadian Fund

(a)	As of the close of business on March 1, 2013, the Canadian Fund beneficially owned 31,886 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 31,886
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 31,886

(c)	The transactions in the Shares by the Canadian Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Lorber

(a)
As of the close of business on March 1, 2013, Mr. Lorber owned 2,595 Shares and, by virtue of his relationship with FrontFour Capital and FrontFour Corp. described in Item 2, may be deemed to beneficially own the 450,674 Shares beneficially owned in the aggregate by such entities.

Percentage: Approximately 5.1%

CUSIP NO. 337756209

(b)	1. Sole power to vote or direct vote: 2,595
2. Shared power to vote or direct vote: 450,674
3. Sole power to dispose or direct the disposition: 2,595
4. Shared power to dispose or direct the disposition: 450,674

(c)
Mr. Lorber has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares beneficially owned by Mr. Lorber during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Loukas

(a)
As of the close of business on March 1, 2013, Mr. Loukas owned 1,850 Shares and, by virtue of his relationship with FrontFour Capital and FrontFour Corp. described in Item 2, may be deemed to beneficially own the 450,674 Shares beneficially owned in the aggregate by such entities.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 1,850
2. Shared power to vote or direct vote: 450,674
3. Sole power to dispose or direct the disposition: 1,850
4. Shared power to dispose or direct the disposition: 450,674

(c)
Mr. Loukas has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares beneficially owned by Mr. Loukas during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Mr. George

(a)
As of the close of business on March 1, 2013, Mr. George, by virtue of his relationship with FrontFour Capital and FrontFour Corp. described in Item 2, may be deemed to beneficially own the 450,674 Shares beneficially owned in the aggregate by such entities.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 450,674
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 450,674

(c)
Mr. George has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares beneficially owned by Mr. George during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of the Shares he or it does not directly own.

CUSIP NO. 337756209

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the FrontFour Agreement discussed in Item 4.

On March 4, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law (the “Joint Filing Agreement”).  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated March 4, 2013.

99.2	FrontFour Agreement, dated March 14, 2012 (incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed by the Issuer on March 20, 2012).

CUSIP NO. 337756209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2013	FrontFour Master Fund, Ltd.

	By:	FrontFour Capital Group LLC as Investment Manager

	By:	/s/ David A. Lorber
		Name:	David A. Lorber
		Title:	Managing Member

FrontFour Capital Group LLC

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Managing Member

FrontFour Opportunity Fund Ltd.

By:	FrontFour Capital Corp. as Investment Manager

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	President

FrontFour Capital Corp.

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	President

/s/ Stephen Loukas
Stephen Loukas

/s/ David A. Lorber
David A. Lorber

/s/ Zachary George
Zachary George

CUSIP NO. 337756209

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

FRONTFOUR MASTER FUND, LTD.

2,400	28.0927	01/04/2013
1,729	27.9712	01/07/2013
1,573	27.9515	01/08/2013
2,500	33.1260	01/15/2013
3,000	34.9692	01/24/2013
805	34.9954	01/28/2013
4,000	36.1896	01/30/2013
1,911	35.4283	01/30/2013
3,842	37.1031	02/20/2013

FRONTFOUR OPPORTUNITY FUND LTD.

535	28.0927	01/04/2013
500	27.9712	01/07/2013
292	27.9515	01/08/2013
500	33.1260	01/15/2013
906	34.9692	01/24/2013
146	34.9954	01/28/2013
3,500	36.1896	01/30/2013
346	35.4283	01/30/2013
692	37.1031	02/20/2013

FRONTFOUR CAPITAL
(Through the Separately Managed Accounts)

4,678	27.9456	01/03/2013
700	27.9712	01/07/2013
2,030	27.9515	01/08/2013
2,000	33.1260	01/15/2013
5,813	34.9692	01/24/2013
1,031	34.9954	01/28/2013
2,500	36.1896	01/30/2013
2,443	35.4283	01/30/2013
3,000	36.7719	02/11/2013
4,600	36.8075	02/11/2013
1,600	36.7691	02/12/2013
400	36.8563	02/14/2013
10,000	37.0880	02/20/2013
5,466	37.1031	02/20/2013
1,808	37.1780	02/21/2013
5,000	37.3264	02/22/2013
2,021	35.8365	03/01/2013